Exhibit 99.1

Wheaton Precious Metals Recognized by Corporate Knights as one of the 2026 Global 100 Most Sustainable Corporations

VANCOUVER, BC , Jan. 21, 2026 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce it has been named once again to Corporate Knights' 2026 Global 100 Most Sustainable Corporations list, marking the third consecutive year of recognition for leadership in sustainable value creation.

This year's Global 100 ranking reflects Corporate Knights' updated methodology, which evaluates sustainable investments and sustainable revenue. A key element of the Global 100 scoring framework assesses how Wheaton's streaming business advances the clean economy and reflects the responsible operational standards of our mining partners.

"Being recognized again in 2026 reinforces that sustainability is foundational to how we create long-term value. It directly reflects the caliber of our mining partners and the critical importance of mining to the clean economy," said Randy Smallwood, Chief Executive Officer of Wheaton. "We believe that pursuing the highest standards across our portfolio is essential to Wheaton's growth and supports our goal of delivering superior, long-term returns to all of our stakeholders. This ranking validates that our approach is working."

"Furthermore, our commitment to advancing climate solutions and supporting clean technologies within the mining industry remains central to our strategy," Mr. Smallwood added, referencing the company's Future of Mining Challenge, designed to accelerate efficiency and environmental innovation across the sector.

Through the Future of Mining Challenge, Wheaton has invited cleantech companies from around the world to submit solutions that address sustainable water management in mining. The winner of the challenge, to be announced in March 2026, will be awarded US$1,000,000 to advance their technology.

Corporate Knights' 2026 ranking of the world's 100 most sustainable corporations is based on a rigorous assessment of all publicly listed companies with revenue over US$1 billion. Wheaton will also be included in the Global 100 Index, which represents a benchmark for sustainability excellence. The Company was also named by Corporate Knights as one of the 2025 Best 50 Corporate Citizens in Canada.

To learn more about Wheaton's sustainability approach and commitments, please visit the website at:  www.wheatonpm.com/Sustainability.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM. Learn more about Wheaton Precious Metals at www.wheatonpm.com or follow us on social media.

Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to innovative mining technology, the potential success of that technology, and its ability to be commercialized, ESG and climate change strategy, targets and commitments and climate scenario analysis by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks relates to the ability to identify innovative mining technology, the potential success of that technology and the ability to commercialize that technology, risks related to the ability to achieve  ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form for the year ended December 31, 2024 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2024, both available on SEDAR+ and in Wheaton's Form 6-K filed March 13, 2025, all available on EDGAR. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that Wheaton will be able to identify innovative mining technology, ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2017 and international audits.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2026/21/c3864.html

%CIK: 0001323404

For further information: For further information: Media Contact: Simona Antolak, Vice President, Communications & Corporate Affairs, Tel: 604-639-9870, Email: media@wheatonpm.com; Investor Contact: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 08:30e 21-JAN-26